THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	CLEVELAND DAYTON WASHINGTON, D.C.

March 21, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 49

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you and John Ganely provided to JoAnn Strasser with respect to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement (the “Amendment”) and the Compass EMP Multi-Asset Balanced Fund (the “Balanced Fund”), Compass EMP Multi-Asset Growth Fund (the “Growth Fund”) and Compass EMP Alternative Strategies Fund (the “Alternative Fund” and collectively, the “Funds”).  Your comment requested additional details with respect to the Registrant’s concerns regarding having the board of directors of each Fund’s respective wholly-owned subsidiary sign the Amendment and subsequent amendments to the Registrant’s Registration Statement.  The additional details requested are below:

 The Registrant does not believe that the board of directors of each Fund’s respective wholly-owned subsidiary (each, a “Subsidiary”) may execute the Registrant's post-effective amendments without raising issues as to each Subsidiary's status as an open-ended investment company operating under an exemption from registration pursuant to the Mutual Funds Law (2009 Revision) of the Cayman Islands.

Each Subsidiary operates under an exemption from registration that requires, in relevant part, that “[a] mutual fund may carry on or attempt to carry on business in or from the [Cayman] Islands without complying with subsection (1) [described below] if— (a) the equity interests are held by not more than fifteen (emphasis added) investors, a majority of whom are capable of appointing or removing the operator of the fund…” (Mutual Funds Law (2009 Revision) § 4(4)(a)).  If each Subsidiary's board signs the U.S. Funds’ registration statement and effectively becomes a co-registrant making an offering, the Registrant believes that the equity interests of each Subsidiary could be viewed as being held by each of the U.S. Funds’ shareholders, which would exceed the fifteen shareholder limit.  If this exemption from registration was lost, each Subsidiary would become subject to the burdens of section 4, subsection 1 of the Mutual Funds Law (2009 Revision) that require, in part, that:

…[u]nless a mutual fund is complying with [section 4,] subsection (3) or is exempted under subsection (4), it shall not carry on or attempt to carry on business in or from the Islands unless—

(a)

it is the holder of a Mutual Fund Licence, and it has—

(i)

a registered office in the [Cayman] Islands; or

(ii)

if a unit trust, a trust company licensed under the Banks and Trust Companies Law (2009 Revision) as its trustee; or

(b)

a licensed mutual fund administrator is providing its principal office in the [Cayman] Islands,

and, unless an exemption from this requirement has been granted by the [Cayman Islands Monetary] Authority, there is filed with the Authority, in respect of the mutual fund, a current offering document that complies with [section 4,] subsection (6).

  Consequently, the Registrant believes that the loss of exemption from registration under Cayman Islands law would be burdensome and costly to shareholders and substantially dilute the economic usefulness of investing through the wholly-owned subsidiaries.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP